1. Name and Address of Reporting Person
   Haffner, David S.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Pres & Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    02/28/2002            A         1513        A   $25.6500                  D
                                <F1>
Common Stock                    08/28/2002            A         1145        A   $0.0000                   D
                                <F2>                                            <F2>
Common Stock                    08/28/2002            A         2907        A   $0.0000                   D
                                <F3>                                            <F3>
Common Stock                    12/31/2002            A         724         A   $0.0000    667784         D
                                <F4>                                            <F4>
Common Stock                    12/31/2002            A         316         A   $0.0000    14678          I           Held in Trust
                                <F5>                                            <F5>                                  under
                                                                                                                      Issuer's
                                                                                                                      Retirement
                                                                                                                      Plan
Common Stock                                                                               14354          I           Custodian -
                                                                                                                      daughters
Common Stock                                                                               7177           I           Custodian -
                                                                                                                      son

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $0.01                                                     12/28/2010 Common                      21504   D
Options                                                                          Stock
(Right to
buy)
Stock       $0.01                                                     12/05/2011 Common                      24020   D
Options                                                                          Stock
(Right to
buy)
Stock       $0.01                                                     12/23/2012 Common                      29130   D
Options                                                                          Stock
(Right to
buy)
Stock       $0.25                                                     06/30/2009 Common                      28692   D
Options                                                                          Stock
(Right to
buy)
Stock       $0.25                                                     12/11/2009 Common                      34992   D
Options                                                                          Stock
(Right to
buy)
Stock       $3.09                                                     12/14/2015 Common                      69395   D
Options                                                                          Stock
(Right to
buy)
Stock       $3.85                                                     03/22/2014 Common                      38182   D
Options                                                                          Stock
(Right to
buy)
Stock       $4                                                        12/12/2014 Common                      44036   D
Options                                                                          Stock
(Right to
buy)
Stock       $4.32                                                     12/02/2016 Common                      41961   D
Options                                                                          Stock
(Right to
buy)
Stock       $17.69                                                    01/03/2011 Common                      40000   D
Options                                                                          Stock
(Right to
buy)
Stock       $20                                                       04/11/2009 Common                      70100   D
Options                                                                          Stock
(Right to
buy)
Stock       $22.3    01/16/2         A         56000       07/16/2003 01/15/2012 Common  56000    $0.0000    56000   D
Options              002                                   <F6>                  Stock
(Right to
buy)

Explanation of Responses:

<F1>
Stock award made to Reporting Person under Issuer's 1989 Flexible Stock Plan in transaction exempt under Rule 16b-3.
<F2>
Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Stock Unit Program) in transactions exempt under Rule 16b-3. Stock units were acquired in 2002 prior to August 29th at prices ranging from $18.23 to $23.09 per share. The information is presented as of August 28, 2002.
<F3>
Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Deferred Stock Program) in transactions exempt under Rule 16b-3. Stock units were acquired in 2002 prior to August 29th at prices ranging from $21.71 to $25.78 per share. The information is presented as of August 28, 2002.
<F4>
Acquisition of stock under Issuer's 1989 Discount Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/02 at values ranging from $16.82 to $22.37 per share. The information is presented as of 12/31/02.
<F5>
Shares were acquired under Issuer's Restated Stock Bonus Plan through reinvestment of dividends of common stock held in the Plan Trust for fiscal year ended 12/31/02 at prices ranging from $20.66 to $26.04 per share. The information is presented as of 12/31/02.
<F6>
The option vests in three equal annual installments beginning July 16, 2003.

SIGNATURE OF REPORTING PERSON
/s/ John A. Lyckman

DATE
01/13/2003